

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Joel G. Edwards
Executive Vice President and Chief Financial Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

> **Re: Coastal Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38589**

Dear Joel G. Edwards:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance